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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                           ---------------------------
                         The Estee Lauder Companies Inc.
                                (Name of Issuer)

Class A Common Stock, par value $0.01 per share                    518439 10 4
        (Title of Class of Securities)                            (CUSIP number)

                             Carol S. Boulanger Esq.
                       Pillsbury Winthrop Shaw Pittman LLP
                                  1540 Broadway
                            New York, New York 10036
                                 (212) 858-1000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 9, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)
                                    (Page 1)

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-------------------------------              -----------------------------------
CUSIP No. 518439 10 4               13D                           Page 2
-------------------------------              -----------------------------------
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    1      NAME OF REPORTING
           PERSON:                   1992 GRAT REMAINDER TRUST F/B/O GARY LAUDER

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) [_]
                                                                         (b) [X]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS:               NOT APPLICABLE

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                                [_]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION:             NEW YORK

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                   7     SOLE VOTING POWER:               1,712,287 (SEE ITEM 5)

  NUMBER OF   ---------- -------------------------------------------------------
   SHARES          8     SHARED VOTING POWER:                          0
BENEFICIALLY
  OWNED BY    ---------- -------------------------------------------------------
    EACH           9     SOLE DISPOSITIVE POWER:          1,712,287 (SEE ITEM 5)
  REPORTING
 PERSON WITH  ---------- -------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER:                     0

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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    1,712,287
                                                                    (SEE ITEM 5)
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                           [_]
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.4% (SEE ITEM 5)

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON:                         OO

---------- ---------------------------------------------------------------------




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            This Amendment No. 1 amends the Schedule 13D previously filed with the Securities and Exchange Commission on October 17, 2003 (the "Schedule 13D"), and is filed by 1992 GRAT Remainder Trust f/b/o Gary Lauder (the "Reporting Person") with respect to the Class A Common Stock, par value $0.01 par value per share (the "Class A Common Stock"), of The Estee Lauder Companies Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION

            Item 4 is supplemented as follows:

            On November 9, 2006, the Reporting Person, a trust, distributed 570,762 shares of Class B Common Stock of the Issuer to Gary M. Lauder, a beneficiary of the trust, without consideration (the "GML Distribution"). The GML Distribution was effected pursuant to the terms of the trust and in compliance with the Stockholders' Agreement, to which the Reporting Person and Gary M. Lauder, among others, are parties.

            Except for sales, gifts, other transfers, and pledges of the shares of Class A Common Stock and Class B Common Stock owned by the Reporting Person, or conversions of shares of Class B Common Stock, in each case, and at any time and from time to time, the Reporting Person has no present plans or intentions which relate to or would result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER

            Item 5 is supplemented as follows:

      (a) As of November 17, 2006, the Reporting Person beneficially owned 1,712,287 shares of Class A Common Stock as follows: 368,441 shares of Class A Common Stock and 1,343,846 shares of Class B Common Stock held directly by the Reporting Person.

            Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Restated Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 1,712,287 shares of Class A Common Stock, which would constitute approximately 1.4% of the number of shares of Class A Common Stock outstanding (based on publicly available information regarding the number of shares of Class A Common Stock outstanding as of October 20, 2006).

            Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 368,441 shares of Class A Common Stock and the 1,343,846 shares of Class B Common Stock beneficially owned by the Reporting Person constitute approximately 1.4% of the aggregate voting power of the Issuer.


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            Other parties to the Stockholder's Agreement report their beneficial ownership separately on Schedule 13G or Schedule 13D, as the case may be.

      (b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this statement and (ii) Item 5(a) hereof are incorporated herein by reference. As co-trustees of the Reporting Person, Gary M. Lauder, William P. Lauder and Joel S. Ehrenkranz share voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common Stock owned by the Reporting Person.

      (c) Except as described in Item 4 hereof, the Reporting Person has not had any other transactions in the Class A Common Stock and Class B Common Stock that were effected during the past sixty days.

      (d) Joel S. Ehrenkranz, as trustee of the Reporting Person, has the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by the Reporting Person. Gary M. Lauder, as beneficiary of the Reporting Person, and certain other beneficiaries of the Reporting Person, have the right to receive (at the sole discretion of Joel S. Ehrenkranz) dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by the Reporting Person. William P. Lauder, as beneficiary of the Reporting Person, and certain other beneficiaries of the Reporting Person, have the right to receive (at the sole discretion of Joel S. Ehrenkranz), on a contigent basis, dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by the Reporting Person.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Item 6 is supplemented as follows:

            The Stockholders Agreement was amended by Amendment No. 6, effective December 17, 2004.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Item 7 is amended as follows:

Exhibit A   Stockholders' Agreement, dated November 22, 1995 (filed as Exhibit
            10.1 to the Issuer's Annual Report on Form 10-K for the year ended
            June 30, 2003).*

Exhibit B   Amendment No. 1 to Stockholders' Agreement (filed as Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended
            September 30, 1996).*

Exhibit C   Amendment No. 2 to Stockholders' Agreement (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended
            December 31, 1996).*

Exhibit D   Amendment No. 3 to Stockholders' Agreement (filed as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended
            March 31, 1997).*

Exhibit E   Amendment No. 4 to Stockholders' Agreement (filed as Exhibit 10.1d to the Issuer's Annual Report on Form 10-K for the fiscal year ended
            June 30, 2000).*

Exhibit F   Amendment No. 5 to Stockholders' Agreement (filed as Exhibit 10.1e to the Issuer's Annual Report on Form 10-K for the fiscal year ended
            June 30, 2002).*



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Exhibit G   Amendment No. 6 to Stockholders' Agreement (filed as Exhibit 10.2 to the Issuer's Annual Report on Form 10-Q for the quarter ended December 31, 2004).*

Exhibit H   List of parties to Stockholders' Agreement.

* Incorporated by reference; Issuer's SEC File No. 1-14064.
















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            After reasonable inquiry and to the best of my knowledge and belief,
            I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 2006           1992 GRAT Remainder Trust f/b/o Gary Lauder



                                    By:   /s/  Joel S. Ehrenkranz
                                        ----------------------------------------
                                        Joel S. Ehrenkranz, Trustee














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                                  EXHIBIT INDEX

Exhibit A         Stockholders' Agreement, dated November 22, 1995 (filed as
                  Exhibit 10.1 to the Issuer's Annual Report on Form 10-K for the year ended June 30, 2003).*

Exhibit B         Amendment No. 1 to Stockholders' Agreement (filed as Exhibit
                  10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).*

Exhibit C         Amendment No. 2 to Stockholders' Agreement (filed as Exhibit
                  10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).*

Exhibit D         Amendment No. 3 to Stockholders' Agreement (filed as Exhibit
                  10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).*

Exhibit E         Amendment No. 4 to Stockholders' Agreement (filed as Exhibit
                  10.1d to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F         Amendment No. 5 to Stockholders' Agreement (filed as Exhibit
                  10.1e to the Issuer's Annual Report on Form 10-K for the fiscal year ended June 30, 2002).*

Exhibit G         Amendment No. 6 to Stockholders' Agreement (filed as Exhibit
                  10.2 to the Issuer's Annual Report on Form 10-Q for the quarter ended December 31, 2004).*

Exhibit H         List of parties to Stockholders' Agreement.

* Incorporated by reference; Issuer's SEC File No. 1-14064.











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